Exhibit 12.1

United States Steel Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
(Dollars in Millions)	2017	2016	2015	2014	2013
Earnings:
Earnings (loss) before income taxes and noncontrolling interests	$301	$(416)	$(1,459)	$170	$(2,232)
Fixed charges, as shown below	282	288	282	301	373
Adjustment for equity income	(44)	(98)	(38)	(142)	(40)
Capitalized Interest	(2)	(4)	(14)	(14)	(19)
Distributions from equity affiliates	7	9	11	8	13
Adjusted Earnings (Loss) (A)	$544	$(221)	$(1,218)	$323	$(1,905)
Fixed charges:
Portion of rentals representing interest(a)	$41	$41	$43	$41	$41
Capitalized interest	3	4	14	14	19
Other interest and fixed charges	238	243	225	246	313
Total fixed charges (B)	$282	$288	$282	$301	$373
Ratio of (A) to (B)	1.93	(d)	(c)	1.07	(b)

(a)	The interest portion of the rental expense is calculated based on the appropriate proportion deemed representative of the interest component (i.e., one third of rental expense).

(b)	Earnings did not cover fixed charges by $2,278 million.

(c)	Earnings did not cover fixed charges by $1,500 million.

(d)	Earnings did not cover fixed charges by $509 million